Filed pursuant to Rule 433

Registration Statement No. 333-225979

November 29, 2018

BRITISH TELECOMMUNICATIONS PLC

$675,000,000 4.500% Senior Notes due 2023

$700,000,000 5.125% Senior Notes due 2028

PRICING TERM SHEET

Issuer:	British Telecommunications plc

4.500% Senior Notes due 2023:

Principal Amount of Notes Being Issued:	$675,000,000

Maturity Date:	December 4, 2023

Interest Rate:	4.500%

Interest Payment Dates:	June 4 and December 4, commencing June 4, 2019

Day Count Convention:	30/360

Price to Public:	99.973%

Benchmark Treasury:	2.875% due October 31, 2023

Benchmark Treasury Price and Yield:	100-023⁄4/2.856%

Spread to Benchmark Treasury:	+165 bps

Yield to Maturity:	4.506%

Optional Redemption:

Prior to November 4, 2023 (the date that is one month prior to the scheduled maturity for the 2023 Notes), we may redeem the 2023 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or (ii) the sum of the present values of the principal amount of such notes and the aggregate amount of scheduled payment(s) of interest on such note for the remaining term of such note determined on the basis of the rate of interest applicable to such note from and including the date on which such note is to be redeemed by us on such notes (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 0.250%, plus in each case interest accrued to but excluding the date of redemption.

On or after November 4, 2023 (the date that is one month prior to the scheduled maturity date for the 2023 Notes), we may redeem the 2023 Notes, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of redemption.

CUSIP:	111021 AM3

ISIN:	US111021AM38

5.125% Senior Notes due 2028:

Principal Amount of Notes Being Issued:	$700,000,000

Maturity Date:	December 4, 2028

Interest Rate:	5.125%

Interest Payment Dates:	June 4 and December 4, commencing June 4, 2019

Day Count Convention:	30/360

Price to Public:	99.590%

Benchmark Treasury:	3.125% due November 15, 2028

Benchmark Treasury Price and Yield:	100-26+/3.028%

Spread to Benchmark Treasury:	+215 bps

Yield to Maturity:	5.178%

Optional Redemption:

Prior to September 4, 2028 (the date that is three months prior to the scheduled maturity for the 2028 Notes), we may redeem the 2028 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or (ii) the sum of the present values of the principal amount of such notes and the aggregate amount of scheduled payment(s) of interest on such note for the remaining term of such note determined on the basis of the rate of interest applicable to such note from and including the date on which such note is to be redeemed by us on such notes (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis at the Treasury Rate plus 0.350%, plus in each case interest accrued to but excluding the date of redemption.

On or after September 4, 2028 (the date that is three months prior to the scheduled maturity date for the 2028 Notes), we may redeem the 2028 Notes, in whole or in part, at any time and from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of redemption.

CUSIP:	111021 AL5

ISIN:	US111021AL54

Common Terms:

Trade Date:	November 29, 2018

Expected Settlement Date:	December 4, 2018 (T+3)

Business Day:	New York and London

Listing:	Application will be made for the notes to be admitted to the official list of the U.K. Listing Authority and to the London Stock Exchange plc for the notes to be admitted to trading on the London Stock Exchange’s regulated market.

Denominations:	$200,000 x $1,000

Anticipated Ratings*:	Moody’s: Baa2 (stable outlook) S&P: BBB (stable outlook) Fitch: BBB (stable outlook)
Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Mizuho Securities USA LLC

NatWest Markets Securities Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

Skandinaviska Enskilda Banken AB (publ)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the Notes will be made against payment therefor on or about December 4, 2018, which will be the third business day after the date hereof. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before their date of delivery, by virtue of the fact that the Notes will settle in three business days, should specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

Any sales by Skandinaviska Enskilda Banken AB (publ) in the United States will be made through its U.S. affiliated broker-dealer SEB Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, MUFG Securities Americas Inc. toll free at 1-877-649-6848 and SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document has been prepared as the Notes are not available to retail investors in the EEA.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.